                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-1)

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*


                                SPORTSEND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  84920D 10 2
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                                (CUSIP Number)

                            Richard B. Hadlow, Esq.
                            220 South Franklin St.,
                              Tampa, Florida 33602
                                 (813) 224-9255
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 9, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 pages)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         CUSIP NO. 84920D 10 2             13D           PAGE  2  OF  25  PAGES
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  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DIANE WASSERMAN
          PHILLIP R. WASSERMAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY
          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A. (DIANE WASSERMAN)
          U.S.A. (PHILLIP R. WASSERMAN)
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               9,212,043 (DIANE WASSERMAN)
                               9,212,043 (PHILLIP R. WASSERMAN)*
  NUMBER OF            --------------------------------------------------------
   SHARES              (8)     SHARED VOTING POWER
 BENEFICIALLY                  -0- (DIANE WASSERMAN)
  OWNED BY                     -0- (PHILLIP R. WASSERMAN)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   9,212,043 (DIANE WASSERMAN)
                               9,212,043 (PHILLIP R. WASSERMAN)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0- (DIANE WASSERMAN)
                               -0- (PHILLIP R. WASSERMAN)
                       --------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON DIANE 9,212,043 (DIANE WASSERMAN)
          9,212,043 (PHILLIP R. WASSERMAN)
          ---------------------------------------------------------------------

(12)      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          87.7% (DIANE WASSERMAN)
          87.7% (PHILLIP R. WASSERMAN)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN (DIANE WASSERMAN)
          IN (PHILLIP R. WASSERMAN)
          ---------------------------------------------------------------------
--------
* The shares are issued to Diane Wasserman. Phillip R. Wasserman is the husband of Diane Wasserman and therefore is regarded as the beneficial owner of the shares held by Diane Wasserman.

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    CUSIP NO. 84920D 10 2            13D             PAGE  3  OF  25  PAGES
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ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Sportsend, Inc. f/n/a Ramex Synfuels International, Inc., a Nevada corporation ("Sportsend"). The address of the principal executive office of Sportsend is 5590 Ulmerton Road, Clearwater, Florida 33760.

ITEM 2.           IDENTITY AND BACKGROUND.

INFORMATION WITH RESPECT TO DIANE WASSERMAN:

        Item 2(a).         Name:

                           This Schedule 13D is filed by Diane Wasserman.

        Item 2(b).         Residence address:
                           3813 Embassy Court
                           Palm Harbor, Florida 34685

        Item 2(c).         Occupation:

                           Diane Wasserman is the Treasurer of Sportsend. Sportsend's principal executive office is located at 5590 Ulmerton Road, Clearwater, Florida 33760. Sportsend principally is engaged in the retail sale of sports collectibles and memorabilia, clothing, sports merchandise, and sporting equipment through its wholly owned subsidiary, SportsSports.com, Inc., a Florida corporation.

         Item 2(d).        Criminal proceedings:

                           None

         Item 2(e).        Civil proceedings:

                           None

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    CUSIP NO. 84920D 10 2            13D             PAGE  4  OF  25  PAGES
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         Item 2(f).        Citizenship:

                           U.S.A.

INFORMATION WITH RESPECT TO PHILLIP R. WASSERMAN

         Item 2(a).        Name:

                           This Schedule 13D is filed by Phillip R. Wasserman.

         Item 2(b).        Residence address:

                           3813 Embassy Court
                           Palm Harbor, Florida  34685

         Item 2(c).        Occupation:

                           Phillip R. Wasserman is the President and a director of Sportsend. Sportsend's principal executive office is located at 5590 Ulmerton Road, Clearwater, Florida 33760. Sportsend principally is engaged in the retail sale of sports collectibles and memorabilia, clothing, sports merchandise, and sporting equipment through its wholly owned subsidiary, SportsSports.com, Inc., a Florida corporation.

         Item 2(d).        Criminal proceedings:

                           None

         Item 2(e).        Civil proceedings:

                           None

         Item 2(f).        Citizenship:

                           U.S.A.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization, dated as of November 22, 1999 and executed on January 7, 2000, between Sportsend (then known as Ramex Synfuels International, Inc.) and SportsSports.com, Inc., a Florida corporation, which was approved by the shareholders of Sportsend at a special meeting of the shareholders held on March 9, 2001, Sportsend effected a reverse stock split of its existing outstanding common

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    CUSIP NO. 84920D 10 2            13D             PAGE  5  OF  25  PAGES
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stock on a one for thirty basis. The stock split reduced the outstanding shares of Sportsend from 28,138,765 to approximately 937,957 shares. Thereafter, Sportsend issued 9,212,043 shares of post reverse split common stock to the sole shareholder of SportsSports.com, Inc., Diane Wasserman, for all of the outstanding shares of common stock of SportsSports.com, Inc. (10,000 shares) (the "Reorganization").

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the Reorganization was for Sportsend to acquire SportsSports.com, Inc., a Florida corporation principally engaged in the retail sale of sports collectibles and memorabilia, clothing, sports merchandise, and sporting equipment.

         (a) On or about March 30, 2001 Diane Wasserman intends to gift shares of the common stock of Sportsend which are owned by her to the following persons in the following amounts:

                  James Pollock - 50,000 shares

                  Pat Loomis - 105,000 shares

                  Mark Strausser - 10,000 shares

                  Bruce Slovitt - 25,000 shares

                  J.B. Pinski- 5,000 shares

                  Otto Schneider - 12,500 shares

                  John Holbach - 5,000 shares

                  John Baker - 35,000 shares

                  Sal Cuono - 20,000 shares

                  Alan Haft - 250,000 shares

         (b) Other than the Reorganization described in Item 3 above, which has already occurred, Diane Wasserman and Phillip R. Wasserman have no plans or proposals which relate to or would result in an extraordinary corporate transaction.

         (c) Pursuant to the Reorganization (see Item 3. above), Sportsend sold its pre-reorganization proprietary assets (including technology licenses and patents) to its former President, Maynard Moe, for $1.00. Although Sportsend previously viewed the technology licenses and patents as valuable, Sportsend had inadequate capital to complete the research and technology necessary to fully develop that technology and had not been able to attract that capital. Although it had not actively attempted to sell the technology, the pre-reorganization management of Sportsend believed that it was unable to sell the technology for more than nominal consideration at the time it was sold to Mr. Moe. As a condition to the Reorganization, SportsSports.com, Inc. desired that all assets relating to the former oil business of Sportsend be transferred so that the shareholders and potential investors in Sportsend would not be confused as to the purpose of Sportsend following the Reorganization (the retail sale of sports collectibles and memorabilia, clothing, sports merchandise, and sporting equipment through its wholly owned subsidiary, SportsSports.com, Inc.).

         (d) Also pursuant to the Reorganization (see Item 3. above), the members of Sportsend's pre-reorganization Board of Directors resigned and were replaced with individuals who served as members of

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    CUSIP NO. 84920D 10 2            13D             PAGE  6  OF  25  PAGES
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SportsSports.com, Inc.'s management. Accordingly, the current members of
Sportsend's Board of Directors are Phillip R. Wasserman (the founder and President of SportsSports.com, Inc.), Eric Colangelo (the Chief Operating Officer of SportsSports.com, Inc.), and James Pollock (the Senior Vice President of Purchasing and Acquisition for SportsSports.com, Inc.).

         (e) Pursuant to the Reorganization (see Item 3. above), Sportsend effected a reverse stock split of its existing outstanding common stock on a one for thirty basis. The stock split reduced the outstanding shares of Sportsend from 28,138,765 to approximately 937,957 shares. Thereafter, Sportsend issued 9,212,043 shares of post reverse split common stock to the sole shareholder of SportsSports.com, Inc., Diane Wasserman, for all of the outstanding shares of common stock of SportsSports.com, Inc. (10,000 shares).

         Sub-items (f) - (j) are not applicable.

ITEM 5.           INTEREST IN SECURITIES OF SPORTSEND.

         (a) Diane Wasserman is the owner of 9,212,043 shares, or 87.7%, of Sportsend's issued and outstanding common stock.

        As the husband of Diane Wasserman, Phillip R. Wasserman is the beneficial owner of 9,212,043 shares, or 87.7%, of Sportsend's issued and outstanding common stock.

         (b)      See Items 7, 8, 9, and 10 of the cover page attached hereto.

         (c) During the sixty days preceding the filing of this Schedule 13D, Diane Wasserman has not effected any transactions of the stock of Sportsend except for her acquisition of 9,212,043 shares of Sportsend's common stock.

        During the sixty days preceding the filing of this Schedule 13d, Phillip R. Wasserman has not effected any transactions of the stock of Sportsend except for the acquisition of 9,212,043 shares of Sportsend's common stock by Diane Wasserman, Phillip R. Wasserman's wife.

         (d) No other person has the right to receive and to direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in item 11 of the cover page attached hereto.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SPORTSEND.

                  Not applicable.


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    CUSIP NO. 84920D 10 2            13D             PAGE  7  OF  25  PAGES
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Agreement Relating to the Filing of a Joint Acquisition Statement as Required by Rule 13d-1(k)(1), dated March 14, 2001, between Diane Wasserman and Phillip R. Wasserman, attached hereto as Exhibit "A"; Agreement and Plan of Reorganization, dated as of November 22, 1999 and executed on January 7, 2000, between Sportsend (then known as Ramex Synfuels International, Inc.) and SportsSports.com, Inc., a Florida corporation, attached hereto as Exhibit "B".

                        [signatures follow on next page]

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    CUSIP NO. 84920D 10 2            13D             PAGE  8  OF  25  PAGES
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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2001                        /s/ Diane Wasserman
       --------------                        ----------------------------------
                                                 Diane Wasserman

Dated: March 16, 2001                        /s/ Phillip R. Wasserman
       --------------                        ----------------------------------
                                                 Phillip R. Wasserman

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    CUSIP NO. 84920D 10 2            13D             PAGE  9  OF  25  PAGES
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                           EXHIBIT A TO SCHEDULE 13D

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    CUSIP NO. 84920D 10 2            13D             PAGE  10  OF  25  PAGES
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                               AGREEMENT RELATING
                                 TO THE FILING
                        OF A JOINT ACQUISITION STATEMENT
                        AS REQUIRED BY RULE 13d-1(k)(1)
                        UNDER THE SECURITIES ACT OF 1933

         THIS AGREEMENT, dated March 14, 2001, is made by and between DIANE WASSERMAN, an individual residing at 3813 Embassy Court, Palm Harbor, Florida 34685, and PHILLIP R. WASSERMAN, an individual residing at 3813 Embassy Court, Palm Harbor, Florida 34685.

                             BACKGROUND INFORMATION

         On March 9, 2001, an event occurred which resulted in Diane Wasserman acquiring shares of the common stock of Sportsend, Inc., a Nevada corporation and a reporting company under the Securities Exchange Act of 1934 (the "Shares"). Phillip R. Wasserman, the husband of Diane Wasserman, is deemed the beneficial owner of the Shares. Each of Diane Wasserman and Phillip R. Wasserman are required to file a statement containing the information required by Schedule 13D, pursuant to Section 13(d) of the Securities Act of 1933 and the rules and regulations promulgated thereunder, with respect to the same securities. Accordingly, the parties agree as follows.

                              OPERATIVE PROVISIONS

         15       Joint Filing of Schedule 13D: Diane Wasserman and Phillip R.
Wasserman agree to jointly file Schedule 13D with respect to Diane Wasserman's direct ownership and Phillip R. Wasserman's beneficial ownership of the Shares.

         16       Representations and Warranties of Diane Wasserman: Diane
Wasserman represents and warrants to Phillip R. Wasserman the following:

                  a.       Diane Wasserman is individually eligible to use
                           Schedule 13D;

                  b. Diane Wasserman is responsible for the timely filing of the Schedule 13D and any amendments thereto;

                  c. Diane Wasserman is responsible for the completeness and accuracy of the information contained in the
                           Schedule 13D concerning Diane Wasserman; and

                  d. Diane Wasserman understands that she is not responsible for the completeness or accuracy of the information contained in the Schedule 13D concerning Phillip R. Wasserman except if she knows or has reason to believe that such information is inaccurate.

         17       Representations and Warranties of Phillip R. Wasserman:
Phillip R. Wasserman represents and warrants to Diane Wasserman the following:

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    CUSIP NO. 84920D 10 2            13D             PAGE  11  OF  25  PAGES
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                  a.       Phillip R. Wasserman is individually eligible to use
                           Schedule 13D;

                  b. Phillip R. Wasserman is responsible for the timely filing of the Schedule 13D and any amendments thereto;

                  c. Phillip R. Wasserman is responsible for the completeness and accuracy of the information contained in the Schedule 13D concerning Diane Wasserman; and

                  d. Phillip R. Wasserman understands that he is not responsible for the completeness or accuracy of the information contained in the Schedule 13D concerning Diane Wasserman except if he knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                    /s/ Diane Wasserman
                                    -------------------------------------------
                                    Diane Wasserman


                                    /s/ Phillip R. Wasserman
                                    -------------------------------------------
                                    Phillip R. Wasserman

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    CUSIP NO. 84920D 10 2            13D             PAGE  12  OF  25  PAGES
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                           EXHIBIT B TO SCHEDULE 13D


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    CUSIP NO. 84920D 10 2            13D             PAGE  13  OF  25  PAGES
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                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OR REORGANIZATION (this "Agreement") is made and entered into this 22nd day of November, 1999 by and among RAMEX SYNFUELS INTERNATIONAL INC., a Nevada corporation (hereinafter referred to as "RAMX"), SPORTS SPORTS.COM, a Florida corporation (hereinafter referred to as "SE") and the shareholders of SE listed on the signature page and on Exhibit A hereto constituting all of the shareholders of SE (hereinafter referred to as the "SE Shareholders").

                                    RECITALS


         R. The SE Shareholders own all of the issued and outstanding shares of the Common Voting Stock of SE as set forth on Exhibit A hereto.

         S. RAMX is willing to acquire all of the issued and outstanding Common Voting Stock of SE, making SE a wholly-owned subsidiary of RAMX, and the SE Shareholders desire to exchange all of their shares of SE's Common Voting Stock for shares of RAMX's authorized but unissued shares of Common Voting Stock as hereinafter provided.

         T. It is the intention of the parties hereto that (I) RAMX shall acquire all of the issued and outstanding Common Voting Stock of SE in exchange solely for the number of shares in RAMX's authorized but unissued Common Voting Stock set forth below (the "Exchange") (ii) the Exchange shall qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and (iii) the Exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the "Act") and under the applicable securities laws of each state or jurisdiction where the Shareholders reside.

        NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the parties hereto agree as follows:


         SECTION 1 - EXCHANGE OF SHARES

         1.1 EXCHANGE OF SHARES. RAMX and the SE Shareholders hereby agree that the SE Shareholders shall, on the Closing Date (as hereinafter defined), exchange all of their issued and Common Voting Stock, set forth in Exhibit A hereto (which gives effect to RAMX's 1 for 30 reverse stock split of its outstanding Common Voting Stock to be authorized by the RAMX Shareholders prior to or simultaneously with the completion of this acquisition and made effective as soon as practicable thereafter. The number of shares of Common voting Stock owned by each shareholder of SE and the number of shares of RAMX Common Voting Stock which each will be entitled to receive in the Exchange is set forth in Exhibit A hereto.

         1.2 DELIVERY OF SHARES. On the Closing Date, the SE Shareholders will deliver to RAMX the certificates representing the Shares, duly endorsed (or with executed stock powers) so as to make RAMX the sole

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    CUSIP NO. 84920D 10 2            13D             PAGE  14  OF  25  PAGES
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owner thereof. Simultaneously, RAMX will deliver certificates representing the
RAMX Shares to the SE Shareholders.

         1.3 TAX-FREE REORGANIZATION. The SE Shareholders acknowledge that, in the event that Common Voting Stock of SE representing at least 80% in interest of SE is not exchanged for shares of RAMX Common Voting Stock pursuant hereto, the Exchange will not qualify as a tax-free reorganization under
Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

         1.4 INVESTMENT INTENT. The RAMX Shares have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be resold unless the RAMX Shares are registered under the Act or an exemption from such registration is available. The SE Shareholders represent and warrant that each of them is acquiring the RAMX Shares for his, her, or its own account, for investment, and not with a view to the sale or distribution of the RAMX Shares. Each certificate representing the RAMX Shares will have a legend thereon incorporating language as follows:

        "The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration had been established, or unless sold pursuant to Rule 144 of the Securities Act of 1933."

         1.5 PAYMENT AND SPINOFF. SE shall pay to RAMX the sum of $130,000 to be used to pay off all debts and any judgements. RAMX will be debt free within 14 days of delivery of this sum and shall have no liabilities at that time. RAMX shall spin off any technology-licenses and patents to an entity directed to by Maynard Moe for the consideration of $1.00 at such time as he directs.

        SECTION 2 - REPRESENTATIONS AND WARRANTIES OF SE AND SE SHAREHOLDERS

        SE and the SE Shareholders (to the best of the SE Shareholders' knowledge and belief as to SE except with respect to Sections 2.2 and 2.14 hereafter as to which the representation and warranty shall be unqualified as to each SE Shareholder's respective interest) hereby represent and warrant as follows:

         2.1 ORGANIZATION AND GOOD STANDING; OWNERSHIP OF SHARES. SE is a corporation duly organized, validity existing and in good standing under the laws of the State of Florida, and is entitled to own or lease its properties and to carry on its business as and in the place where such properties are now owned, leased or operated and such business is now conducted. SE is duly licensed or qualified and in good standing as a foreign corporation where the character of the properties owned by it or the nature of the business transacted by it make such licenses or qualifications necessary. SE does not have any subsidiaries. There are no outstanding subscriptions, rights, options, warrants or other agreements obligating either SE or the SE Shareholders to issue, sell or transfer stock or other securities of SE, except simultaneously herewith

         2.2 OWNERSHIP OF SHARES. The SE Shareholders are the owners of record and beneficially of all the shares of Common Voting Stock of SE, all of which Shares are free and clear of all rights, claims, liens and

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    CUSIP NO. 84920D 10 2            13D             PAGE  15  OF  25  PAGES
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encumbrances, and which shares have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement.

         2.3 FINANCIAL STATEMENTS, BOOKS AND RECORDS. Inasmuch as SE has been recently organized, SE has no history of operations. SE will deliver to RAMX sales records for its first quarter of operations by December 10, 1999.

        No Material Adverse Changes. Since the date of the Balance Sheet there has not been and there will not be before the date of closing:

                  (i) any material adverse change in the assets, operations, condition (financial or otherwise) or prospective business of SE;

                  (ii) any damages, destruction or loss materially affecting the assets, prospective business, operations or condition (financially or otherwise) of SE, whether or not covered by insurance;

                  (iii) any declaration, setting aside or payment of any individual or distribution with respect to any redemption or repurchase of the SE's Common Voting Stock;

                  (iv) any sale of an asset (other than in the ordinary course of business) or any mortgage or pledge by SE of any properties or assets; or

                  (v) adoption of any pension, profit sharing, retirement, stock bonus, stock option or similar plan or arrangement.

         2.4 TAXES. SE has prepared and filed all appropriate federal, state and local tax returns for all periods prior to and through the date hereof for which any such returns have been required to be filed by it and has paid all taxes shown to be due by said returns or on any assessments received by it or has made adequate provision for the payment thereof.

         2.5 COMPLIANCE WITH LAWS. SE has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgements, injunctions, awards or decrees applicable to it or its business which, if not complied with, would materially and adversely affect the business of SE.

         2.6 NO BREACH. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

                  (i) violate any provision of the Articles of Incorporation or By-Laws of SE;

                  (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract or other agreement to which SE is a party or to which it or any of its assets or properties may be bound or subject;

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    CUSIP NO. 84920D 10 2            13D             PAGE  16  OF  25  PAGES
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                  (iii)    violate any order, judgement, injunction, award or
decree of any court, arbitrator or governmental or regulatory body against, or binding upon, SE, or upon the properties or business of SE; or

                  (iv) violate any statute, law or regulation or any jurisdiction applicable to the transactions contemplated herein which could have a materially adverse effect on the business or operations of SE.

         2.7 ACTIONS AND PROCEEDINGS. There is no outstanding order, judgement, injunction, award or decree of any court, governmental or regulatory body or arbitration tribunal against or involving SE. There is no action, suit or claim or legal, administrative or arbitral proceeding or (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or threatened against or involving SE or any of its properties or assets. There is no fact, event or circumstance that may give rise to any suit, action, claim, investigation or proceeding.

         2.8 BROKERS OR FINDERS. No broker's or finder's fee will be payable to SE in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions by SE or the Shareholders except as specified in paragraph 3.8 of this agreement.

         2.9 REAL ESTATE. Except as set forth on Schedule 2.10, SE neither owns real property nor is a party to any leasehold agreement.

         2.10 TANGIBLE AND INTANGIBLE ASSETS. SE has full title and interest in all machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, patents, licenses owned or leased or licensed by SE, any related capitalized items or other tangible or intangible property material to the business of SE (the "Tangible and Intangible Assets"). SE holds all rights, title and interest in all the Tangible and Intangible Assets owned by it on the Balance Sheet or acquired by it after the date of the Balance Sheet, free and clear of all liens, pledges, mortgages, security interests, conditional sales contracts or any other encumbrances except as set forth on
Schedule 2.11.

        All of the Tangible and Intangible Assets are in good operating condition and repair and are usable in the ordinary course of business of SE and conform to all applicable laws, ordinances and governmental orders, rules and regulations relating to their construction and operation.

         2.11 LIABILITIES. SE does not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or absolute, contingent or otherwise, including, without limitation, any liability on account of taxes, any other governmental charge or lawsuit (all of the foregoing collectively defined to as"Liabilities"), which were not fully, fairly and adequately reflected on the Balance Sheet. As of the Closing Date, SE will not have any Liabilities, other than Liabilities fully and fairly reflected on the Balance Sheet, except for Liabilities incurred in the ordinary course of business.

         2.12 OPERATIONS OF SE. Except as set forth on Schedule 2.13, from the date of the Balance Sheet and through the Closing Date hereof SE has not and will not have;

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    CUSIP NO. 84920D 10 2            13D             PAGE  17  OF  25  PAGES
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                  (i)      incurred any indebtedness for borrowed money;

                  (ii) declared or paid any dividend or declared or made any distribution of any kind to any shareholder; or made any direct or indirect redemption, retirement, purchase or other acquisition of any shares in its Common Voting Stock;

                  (iii) made any loan or advance to any shareholder, officer, director, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

                  (iv) except in the ordinary course of business, incurred or assumed any indebtedness or liability (whether or not currently due and payable);

                  (v) disposed of any assets of SE except in the ordinary course of business;

                  (vi) materially increased the annual compensation of any executive employee of SE;

                  (vii) increased, terminated, amended or otherwise modified any plan for the benefit of employees of SE;

                  (viii) issued any equity securities or rights to acquire such equity securities; or

                  (ix) except in the ordinary course of business, entered into or modified any contract, agreement or transaction.

         2.13 CAPITALIZATION. The authorized capital stock of SE consists of 10,000 shares of Common Voting Stock of which 10,000 shares are presently issued and outstanding. Neither SE nor the Shareholders has granted, issued or agreed to grant, issue or make available any warrants, options, subscription rights or any other commitments of any character relating in the issued or unissued shares of Common Voting Stock of SE.

         2.14 FULL DISCLOSURE. No representation or warranty by SE of the SE Shareholders in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished to RAMX pursuant hereto or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the businesses of SE.

         SECTION 3 - REPRESENTATIONS AND WARRANTIES OF RAMX

         RAMX represents and warrants to SE and Shareholders as follows:

         3.1 ORGANIZATION AND GOOD STANDING: OWNERSHIP OF SHARES. RAMX is a corporation duly organized, validity existing and in good standing under the laws of the State of Nevada, and is entitled to own or lease its properties and to carry on its business as and in the place where such properties are now owned, leased or operated and such business is now conducted. The authorized Common Voting Stock of RAMX

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    CUSIP NO. 84920D 10 2            13D             PAGE  18  OF  25  PAGES
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consists of 125,000,000 shares of Common Voting Stock, of which, approximately
937,957 shares will be issued and outstanding after RAMX's contemplated reverse stock split and return to treasury and cancellation of presently issued and outstanding shares. RAMX is duly licensed or qualified and in good standing as a foreign corporation where the character of the properties owned by RAMX or the nature of the business transacted by it make such licenses or qualifications necessary. RAMX does not have any subsidiaries.

         3.2 THE RAMX SHARES. The RAMX Shares to be issued to the SE Shareholders have been or will have been duly authorized by all necessary corporate and shareholder sections and, when so issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable.

         3.3 FINANCIAL STATEMENTS, BOOKS AND RECORDS. There has been previously delivered to SE unaudited balance sheet of RAMX as of October 31, 1999 (the "Balance Sheet"). The Balance Sheet fairly represents the financial position of RAMX as at such date.

         3.4 NO MATERIAL ADVERSE CHANGES. Since October 31, 1999, there has not been:

                  (i) any material adverse change in the assets, operations, condition (financial or otherwise) or prospective business;

                  (ii) any damage, destruction or loss materially affecting the assets, prospective business, operations or condition (financial or otherwise) whether or not covered by insurance;

                  (iii) any declaration, setting aside or payment of any individual or distribution with respect to any redemption or repurchase of the Common Voting Stock;

                  (iv) any sale of an asset (other than in the ordinary course of business) or any mortgage or pledge by RAMX of any properties or assets; or

                  (v) adoption of any pension, profit sharing, retirement, stock bonus, stock option or similar plan or arrangement.

         3.5 COMPLIANCE WITH LAWS. RAMX has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgements, injunctions, awards or decrees applicable to it or its business which, if not complied with, would materially and adversely affect the business of RAMX or the trading market for the shares of RAMX's Common Voting Stock.

         3.6 NO BREACH. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

                  (i) violate any provision of the Articles of Incorporation or By-Laws of RAMX;

                  (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time

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    CUSIP NO. 84920D 10 2            13D             PAGE  19  OF  25  PAGES
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or both constitute) a default under, any contract or other agreement to which
RAMX is a party or to which it or any of its assets or properties may be bound or subject;

                  (iii) violate any order, judgement, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, RAMX, or upon the properties or business of RAMX; or

                  (iv) violate any statute, law or regulation or any jurisdiction applicable to the transactions contemplated herein.

         3.7 ACTIONS AND PROCEEDINGS. There is no outstanding order, judgement, injunction, award or decree of any court, governmental or regulatory body or arbitration tribunal against or involving RAMX. There is no action, suit or claim or legal, administrative or arbitral proceeding or (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or threatened against or involving RAMX or any of its properties or assets. Except as set forth on Schedule 3.7 there is no fact, event or circumstance that may give rise to any suit, action, claim, investigation or proceeding.

         3.8 BROKERS OR FINDERS. No broker's or finder's fee will be payable to RAMX in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions by RAMX, except one hundred thousand (100,000)post split shares to Terry Dunne and two hundred and fifty thousand (250,000) post split shares to Eric Moe.

         3.9 LIABILITIES. RAMX does not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or absolute, contingent or otherwise, including, without limitation, any liability on account of taxes, any other governmental charge or lawsuit (all of the foregoing collectively defined to as "Liabilities"), which were not fully, fairly and adequately reflected on the Balance Sheet. As of the Closing Date, RAMX will not have any Liabilities, other than Liabilities fully and fairly reflected on the Balance Sheet, except for Liabilities incurred in the ordinary course of business.

         3.10 OTC BULLETIN BOARD. RAMX's shares are trades on the OTC Bulleting Board under the symbol "RAMX". RAMX is currently subject to filing periodic reports under the Securities Exchange Act of 1934.

         3.11 OPERATIONS OF RAMX. Except as set forth on Schedule 3.11, since October 31, 1999 and through the Closing Date hereof RAMX has not and will not have;

                  (i)      incurred any indebtedness for borrowed money;

                  (ii) declared or paid any dividend or declared or made any distribution of any kind to any shareholder; or made any direct or indirect redemption, retirement, purchase or other acquisition of any shares in its Common Voting Stock;

                  (iii) made any loan or advance to any shareholder, officer, director, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

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    CUSIP NO. 84920D 10 2            13D             PAGE  20  OF  25  PAGES
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                  (iv)     except in the ordinary course of business, incurred
or assumed any indebtedness or liability (whether or not currently due and payable);

                  (v) disposed of any assets of RAMX except in the ordinary course of business; except as required by terms and conditions of this agreement.

                  (vi) incurred any compensation for any executive employees of RAMX;

                  (vii) adopted, increased, terminated amended or otherwise modified any plan for the benefit of employees of RAMX;

                  (viii) issued any equity securities or rights to acquire such equity securities; or

                  (ix) except in the ordinary course of business, entered into or modified any contract, agreement or transaction.

         3.12 AUTHORITY TO EXECUTE AND PERFORM AGREEMENTS. RAMX has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered and is the valid and binding obligation of RAMX enforceable in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. The execution and delivery of this Agreement and the consumption of the transactions contemplated hereby and the performance by RAMX of this Agreement, in accordance with its respective terms and conditions will not:

                  (i) require the approval or consent of any governmental or regulatory body, the Shareholders of RAMX or the approval or consent of any other person;

                  (ii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with any notice or lapse of time or both would constitute) a default under, any order, judgement or decree applicable to RAMX or any instrument, contract or other agreement to which RAMX is a party or by or to which RAMX is bound or subject; or

                  (iii) result in the creation of any lien or other encumbrance on the assets or properties of RAMX.

         3.13 FULL DISCLOSURE. No representation or warranty by RAMX in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished to SE or the SE Shareholders pursuant hereto or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the businesses of RAMX. The foregoing notwithstanding, all of the aforementioned representatives and warranties are qualified to the extent that any of the companies or businesses acquired or to be acquired pursuant to SE's acquisition program may include events,

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    CUSIP NO. 84920D 10 2            13D             PAGE  21  OF  25  PAGES
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conditions, or circumstances involving matters contemplated by such representations and warranties, the disclosure of which will not be made pursuant to this Agreement.

         SECTION 4 - COVENANT

         4.1 CORPORATE EXAMINATIONS AND INVESTIGATIONS. Prior to the Closing Date, the parties acknowledge that they have been entitled, through their employees and representatives, to make such investigation of the assets, business and operations, books, records and financial condition of the other as they each may reasonably require. No investigation by a party hereto shall, however, diminish or waive in any way of the representations, warranties, covenants or agreements of the other party under this Agreement.

         4.2 EXPENSES. Each party hereto agrees to pay its own costs and expenses incurred in negotiating this Agreement and consummating the transactions described herein. SE will pay all costs associated with the proxy and closing.

         4.3 FURTHER ASSURANCE. The parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any documents or other papers, the execution and delivery of which are necessary or appropriate to the Closing.

         4.4 CONFIDENTIALITY. In the event the transactions contemplated by this Agreement are not consummated, each of the parties hereto agree to keep confidential any information disclosed to each other in connection therewith for a period of two (2) years from the fate hereof; provided, however, such obligation shall not apply to information which:

                  (i)      at the time of disclosure was public knowledge;

                  (ii) after the time of disclosure becomes public knowledge (except due to the action of the receiving party); or

                  (iii) the receiving party had within its possession at the time of disclosure.

         4.5 STOCK CERTIFICATES. At the Closing, the SE Shareholders shall have delivered the certificates representing the Shares duly endorsed (or with executed stock powers) so as to make RAMX the sole owner thereof. At such Closing, RAMX shall issue to the SE Shareholders the RAMX Shares as applicable.

         4.6 INVESTMENT LETTERS. The SE Shareholders shall have delivered to RAMX an "Investment Letter" agreeing that the Shares are being acquired for investment purposes only and not with the view to public resale or distribution.

         4.7 BOARD OF DIRECTORS OF RAMX. On the Closing Date, the Board of Directors of RAMX shall include _______________ and/or other persons designated by the SE Shareholders.

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    CUSIP NO. 84920D 10 2            13D             PAGE  22  OF  25  PAGES
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         4.8      ACTION BY SHAREHOLDERS OF RAMX. On or prior to the Closing
Date, the Board of Directors and the shareholders of RAMX shall have approved a 30 for 1 reverse stock split of the outstanding Common Voting Stock of RAMX, including the filing of any Articles of Amendment to the Articles of Incorporation of RAMX. The shareholders shall also ratify a name change.

         SECTION 5 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF RAMX

         Notwithstanding any right of SE and the SE Shareholders fully to investigate the affairs of RAMX, the former shall have the right to rely fully upon the representations, warranties, covenants and agreements of RAMX contained in this Agreement or in any document delivered by RAMX or any of its representatives, in connection with the transactions contemplated by this agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing Date hereunder for twelve (12) months following the Closing. This is subject to the indemnification provisions set forth in paragraph 7.2 of section 7.

         SECTION 6 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF SE AND THE SE
                     SHAREHOLDERS


         Notwithstanding any right of RAMX fully to investigate the affairs of SE, RAMX has the right to rely fully upon the representations, warranties, covenants and agreements of SE and SE Shareholders contained in this Agreement or in any document delivered by SE or any of its representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenant and agreements shall survive the execution and delivery hereof and the Closing Date hereunder for twelve (12) months following the Closing.

         SECTION 7 - INDEMNIFICATIONS

         7.1 OBLIGATION OF RAMX TO INDEMNIFY. Subject to the limitations on the survival of representations and warranties contained in Section 5, RAMX hereby agrees to indemnify, defend and hold harmless SE and SE Shareholders from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' fees and disbursements) (a "Loss") based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of RAMX contained in this Agreement or in any document or other writing delivered pursuant to this Agreement.

         7.2 OBLIGATION OF SE AND THE SE SHAREHOLDERS TO INDEMNIFY OBLIGATION OF RAMX TO INDEMNIFY. Subject to the limitations on the survival of Representations and warranties contained in Section 6, SE and the SE Shareholders agree to indemnify, defend and hold harmless SE from and against any Loss, based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement made by any of them and contained in this Agreement or in any document or other writing delivered pursuant to his Agreement. Said indemnification shall be limited to corporate assets only and doesn't include personal assets of officers, directors and shareholders.

         SECTION 8 - THE CLOSING

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    CUSIP NO. 84920D 10 2            13D             PAGE  23  OF  25  PAGES
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         The closing shall take place simultaneously with the execution of this
Agreement or at such other later time or place as may be agreed upon by the parties hereto. At the Closing, the parties shall provide each other with such documentation as may be necessary or appropriate in order to consummate the transactions contemplated hereby including evidence of due authorization of the Agreement and the transactions contemplated hereby.

         SECTION 9 - MISCELLANEOUS

         9.1 WAIVERS. The waiver of a breach of this Agreement or the failure of any party hereto to exercise any right under this Agreement shall in no event constitute waiver as to any future breach whether similar or dissimilar in nature or as to the exercise of any further rights under this Agreement.

         9.2 AMENDMENT. This Agreement may be amended or modified only by an instrument of equal formality signed by the parties or the duly authorized representatives of the respective parties.

         9.3 ASSIGNMENT. This Agreement is not assignable except by operation of law.

         9.4 NOTICES. Until otherwise specified in writing, the mailing addresses of both parties of this Agreement shall be as follows:

        Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address which shall have been furnished in writing to the addresser.

         9.5 GOVERNING LAW. This Agreement shall be construed, and the legal relations be the parties determined, in accordance with the laws of the State of Florida, thereby precluding any choice of law rules which may direct the applicable of the laws of any other jurisdiction.

         9.6 PUBLICITY. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party hereto at any time from the signing hereof without advance approval in writing of the form and substance thereof by the other party.

         9.7 ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the purchase and issuance of the shares and the RAMX Shares and related transactions, and supercede all prior agreements, written or oral, with respect thereto.

         9.8 HEADINGS. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         9.9 SEVERABILITY PROVISIONS. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision of this Agreement shall in no way affect the Validity of enforcement of any other provision or any part thereof.

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    CUSIP NO. 84920D 10 2            13D             PAGE  24  OF  25  PAGES
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         9.10     COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

         9.11 RATIFICATION. This agreement is subject to approval by the shareholders of RAMEX.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

         SECTION 10 - POST REVERSE STOCK SPLIT ISSUE

         10.1 SHARES OUTSTANDING. Current shares of common stock outstanding in RAMX are 28,138,765.

         10.2 POST SPLIT. Post reverse 30 to 1 split there will be approximately 937,957 shares outstanding.

         10.3     SUBSEQUENT POST REVERSE SPLIT SHARES TO BE ISSUED.

                  (i)      100,000 shares to Terry Dunne

                  (ii)     250,000 shares to Eric Moe

                  (iii)    9,212,043 issued to shareholders of SE

         10.4 SHARES OUTSTANDING POST REVERSE SPLIT AND ISSUANCE. There will be 10,500,000 shares of common stock outstanding after post reverse split and issuances of the common stock referenced above.


SE:               SPORTS SPORTS.COM
                  /s/ Phil Wasserman


Shareholders:     /s/ Diane Wasserman
                  ----------------------------------
                  /s/ Diane Wasserman

RAMX              RAMEX SYNFUELS INTERNATIONAL, INC.

                  /s/
                     -------------------------------

                  RAMEX SYNFUELS INTERNATIONAL, INC.

                  /s/ Maynard Moe
                  ----------------------------------
                  Maynard Moe
                  Its: President

                  SPORTSSPORTS.COM

                  /s/ Phil Wasserman
                  ----------------------------------
                  Phil Wasserman
                  Its: President

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    CUSIP NO. 84920D 10 2            13D             PAGE  25 OF  25  PAGES
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                  SHAREHOLDERS

                  /s/ Diane Wasserman
                  ----------------------------------
                  /s/ Diane Wasserman